UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.__)*

JUSHI HOLDINGS INC.
(Name of Issuer)

Subordinate Voting Shares, no par value
(Title of Class of Securities)

48213Y107
(CUSIP Number)
February 14, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ ] Rule 13d-1(c)
[ x ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213Y107

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Denis Arsenault
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 24,380,494 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 24,380,494 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,380,494 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.43% (2)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Includes 16,702,595 Subordinate Voting Shares that could be obtained upon the exercise of warrants within sixty days of the date hereof.

(2)	Based on (i) 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023, and (ii) 16,702,595 warrants to purchase Subordinate Voting Shares held by Mr. Arsenault that can be exercised within sixty days of the date of this report.

EXPLANATORY NOTE
This statement on Schedule 13G (the “Schedule 13G”) is a late filing, which is being made pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Because Mr. Denis Arsenault (the “Reporting Person”) beneficially owned over 5% of the subordinate voting shares, no par value per share (the “Subordinate Voting Shares”), of Jushi Holdings Inc. (the “Issuer”) prior to August 12, 2022, the effective date of the Issuer’s initial Registration Statement on Form S-1 and the registration of its Subordinate Voting Shares under Section 12(g) of the Exchange Act, Denis Arsenault (the “Reporting Person”) was exempt from the requirement to file a Schedule 13D or 13G pursuant to Section 13(d)(6)(B) prior to February 14, 2023 as required by Rule 13d-1(d). Due to administrative oversight, Mr. Arsenault is filing his initial Schedule 13G pursuant to Rule 13d-1(d) late.

Item 1.

(a) Name of Issuer

Jushi Holdings Inc.

(b) Address of Issuer's Principal Executive Offices

301 Yamato Road, Suite 3250, Boca Raton, FL 33431.

Item 2.

(a)Name of Person Filing

Denis Arsenault

(b)Address of Principal Business Office or, if none, Residence

344 Main Street, Suite B, Shediac, NB, Canada E4P 2E8

(c)Citizenship

Canadian

(d)Title of Class of Securities

Subordinate Voting Shares, no par value

(e)CUSIP Number

48213Y107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

(a) Amount beneficially owned: 24,380,494

(b) Percent of class:

11.43%. Based on (i) 196,631,598 Subordinate Voting Shares the Issuer indicated were issued and outstanding in its Form 10-Q for the fiscal quarter ended June 30, 2023, and (ii) 16,702,595 warrants to purchase Subordinate Voting Shares held by Mr. Arsenault that can be exercised within sixty days of the date of this report.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 24,380,494

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 24,380,494

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.

N/A

Item 7.

N/A

Item 8.

N/A

Item 9.

N/A

Item 10.

N/A

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023	By:	/s/ DENIS ARSENAULT
DENIS ARSENAULT

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